                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 [No Fee Required]

         For the Fiscal Year ended December 31, 1999

                                       Or

[ ] Transition Report pursuant to Section 13 or 15(d) of the Securities Act of 1934 [No Fee Required]

         For the transition period from               to
                                        -------------    --------------

                           Commission File No. 1-13726


         A. Full title of the plan and the address of the plan, if different from that of the issuer named below

      CHESAPEAKE ENERGY CORPORATION SAVINGS AND INCENTIVE STOCK BONUS PLAN
                            6100 NORTH WESTERN AVENUE
                             OKLAHOMA CITY, OK 73118

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

                          CHESAPEAKE ENERGY CORPORATION
                            6100 NORTH WESTERN AVENUE
                             OKLAHOMA CITY, OK 73118

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        CHESAPEAKE ENERGY CORPORATION
                                        SAVINGS AND INCENTIVE STOCK BONUS PLAN


                                        /s/ MARY WHITSON
                                        ---------------------------------------
                                        Mary Whitson, Trustee

Date: June 28, 2000

                          CHESAPEAKE ENERGY CORPORATION
                     SAVINGS AND INCENTIVE STOCK BONUS PLAN



                 FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
                     WITH REPORT OF INDEPENDENT ACCOUNTANTS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

CHESAPEAKE ENERGY CORPORATION
SAVINGS AND INCENTIVE STOCK BONUS PLAN
INDEX TO FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION


                                                                                      Page
                                                                                      ----
Report of Independent Accountants                                                        1



Financial Statements:

         Statements of Net Assets Available for Benefits
         as of December 31, 1999 and 1998                                                2



         Statements of Changes in Net Assets Available for Benefits
         for the Years Ended December 31, 1999 and 1998                                  3



Notes to Financial Statements                                                            4



Additional Information (Note A):
         Assets Held for Investment Purposes as of December 31, 1999            Schedule I



         Reportable Transactions for the Year Ended December 31, 1999          Schedule II

                  Note A - Schedules not included with this additional information have been omitted because they are not applicable.

REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and the Members of the Oversight Committee of the Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan

In our opinion the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the years ended December, 31 1999 and 1998, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of these basic financial statements but is additional information required by the Employee Retirement Income Security Act of 1974 ("ERISA"). Schedules I and II have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





                                                     PricewaterhouseCoopers LLP

Oklahoma City, Oklahoma
June 28, 2000

CHESAPEAKE ENERGY CORPORATION
SAVINGS AND INCENTIVE STOCK BONUS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                                  DECEMBER 31,
                                           --------------------------
                                              1999            1998
                                           ----------      ----------
                             ASSETS
Investments (See Note 3)                   $8,143,689      $4,757,625
Employer contribution receivable                   --         111,826
Cash                                          154,011          53,308
                                           ----------      ----------
Total assets                               $8,297,700      $4,922,759
                                           ==========      ==========

                          LIABILITIES
Accrued liabilities                        $    1,086      $   15,219
                                           ----------      ----------
Total liabilities                               1,086          15,219
                                           ----------      ----------
Net assets available for benefits          $8,296,614      $4,907,540
                                           ==========      ==========

The accompanying notes are an integral part of these financial statements.

CHESAPEAKE ENERGY CORPORATION
SAVINGS AND INCENTIVE STOCK BONUS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                           YEAR ENDED
                                                           DECEMBER 31,
                                                   ----------------------------
                                                      1999             1998
                                                   -----------      -----------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:

Investment income:
Interest and dividends                             $   100,094      $   101,174
Income on participants loans                            15,668           12,983
Net appreciation (depreciation) in fair value
of investments                                       1,933,141       (1,753,344)
                                                   -----------      -----------
Total investment income                              2,048,903       (1,639,187)
                                                   -----------      -----------

Contributions:
Employer                                             1,162,678        1,366,282
Participants                                         1,626,821        1,889,775
                                                   -----------      -----------
Total contributions                                  2,789,499        3,256,057
                                                   -----------      -----------
Total additions                                      4,838,402        1,616,870
                                                   -----------      -----------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

Benefits paid to participants                        1,396,360          281,808
Administrative expenses                                 52,968           56,152
                                                   -----------      -----------
Total deductions                                     1,449,328          337,960
                                                   -----------      -----------
Net increase                                         3,389,074        1,278,910
Net assets at beginning of year                      4,907,540        3,628,630
                                                   -----------      -----------
Net assets at end of year                          $ 8,296,614      $ 4,907,540
                                                   ===========      ===========

The accompanying notes are an integral part of these financial statements.

CHESAPEAKE ENERGY CORPORATION
SAVINGS AND INCENTIVE STOCK BONUS PLAN
NOTES TO FINANCIAL STATEMENTS


1.       DESCRIPTION OF THE PLAN

         The following is a brief summary of the various provisions of the Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan (the "Plan"). Participants should refer to the Plan agreement for a complete description of the Plan's provisions.

         GENERAL

         The Plan is a defined contribution plan covering all employees of Chesapeake Energy Corporation and its subsidiaries (the "Company") who have completed six consecutive months of employment and are age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Approximately 556 employees were actively participating in the Plan as of December 31, 1999.

         CONTRIBUTIONS

         Each year, participants may contribute up to 15 percent of pre-tax annual compensation, as defined in the Plan. Participants may also contribute amounts representing rollover distributions from other qualified plans. The Company contributes 100 percent of the first 10 percent of base compensation that a participant contributes to the Plan. Additional amounts may be contributed at the option of the Company's board of directors. Contributions are subject to certain limitations. The Company's matching contribution is used to purchase shares of Chesapeake Energy Common Stock on the open market.

         PARTICIPANT ACCOUNTS

         Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         VESTING

         Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching portion of their accounts plus actual earnings thereon is based on years of credited service. A participant is 100 percent vested after seven years of credited service.

CHESAPEAKE ENERGY CORPORATION
SAVINGS AND INCENTIVE STOCK BONUS PLAN
NOTES TO FINANCIAL STATEMENTS, CONTINUED


1.       DESCRIPTION OF THE PLAN, CONTINUED

         PARTICIPANT NOTES RECEIVABLE

         Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at the Prime Interest Rate. Principal and interest is paid ratably through semi-monthly payroll deductions.

         PAYMENT OF BENEFITS

         Upon termination a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, annual installments, annuity payments or have the value rolled over to another qualified plan or IRA.

         AMOUNTS FORFEITED

         Forfeited nonvested amounts are used to pay administrative expenses of the Plan or to restore such amounts to re-employed Participants. If there are any Amounts Forfeited remaining, they will be allocated to other Participants during the last quarter of the year in the same manner as other Company contributions. Forfeited nonvested accounts totaled $227,002 and $49,721 at December 31, 1999 and 1998, respectively.


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING

         The financial statements of the Plan are prepared under the accrual method of accounting.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

CHESAPEAKE ENERGY CORPORATION
SAVINGS AND INCENTIVE STOCK BONUS PLAN
NOTES TO FINANCIAL STATEMENTS, CONTINUED


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

         INVESTMENTS VALUATION AND INCOME RECOGNITION

         The Plan's investments are stated at fair value except for the guaranteed interest contract which is valued at contract value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Participant loans receivable are valued at cost.

         Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

         The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

         INVESTMENT CONTRACT WITH INSURANCE COMPANY

         Included as an investment option for participants is a benefit-responsive contract with Mass Mutual. Mass Mutual maintains the contributions in a pooled separate account. The account is credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by Mass Mutual. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

         There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 6.2% and 6.4% for 1999 and 1998, respectively. The crediting interest rate is based on an agreed-upon formula with the issuer, but will not be less than 4.5% over the contract period. The crediting interest rate is reset annually by the contract issuer.

         PAYMENT OF BENEFITS

         Benefits are recorded when paid.

CHESAPEAKE ENERGY CORPORATION
SAVINGS AND INCENTIVE STOCK BONUS PLAN
NOTES TO FINANCIAL STATEMENTS, CONTINUED


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

         RISKS AND UNCERTAINTIES

         Investment securities are exposed to various risks, such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in value of investment securities will occur in the near term and that such changes could materially affect participant's account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits. For example, the quoted market price of Chesapeake Energy Common Stock included in the December 31, 1999 financial statements was $2.25 per share. Subsequently, the quoted market price of the stock increased to $6.06 per share as of June 15, 2000.


3.       INVESTMENTS

         The following investments were held by the Plan at:

                                                                            DECEMBER 31,
                                                                       1999             1998
                                                                    ----------       ----------
         Guaranteed Interest Contract                               $  628,000*      $  707,000*
         Core Equity Fund Separate Investment Account                1,861,000*       1,601,000*
         Small Cap Fund Separate                                       830,000          867,000*
         Intermediate Bond Fund Separate Investment Account            388,000*         297,000*
         International Equity Fund Separate Investment Account         889,000*         464,000*
         Participant loans                                             196,000          177,000
         Chesapeake Energy Common Stock                              3,352,000*         645,000*

         * Investments which represent 5 percent or more of total net assets available for benefits


         The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                                             YEAR ENDED
                                                                     12/31/99          12/31/98
                                                                    -----------       -----------
         Mutual funds                                               $   216,000       $   120,000
         Chesapeake Energy Common stock                               1,717,000        (1,873,000)
                                                                    -----------       -----------
                                                                    $ 1,933,000       $(1,753,000)
                                                                    ===========       ===========

CHESAPEAKE ENERGY CORPORATION
SAVINGS AND INCENTIVE STOCK BONUS PLAN
NOTES TO FINANCIAL STATEMENTS, CONTINUED


4.       NONPARTICIPANT - DIRECTED INVESTMENTS

         Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                    DECEMBER 31,
                                                1999            1998
                                             ----------      ----------
         Net assets:
         Chesapeake Energy Common stock      $3,352,000      $  645,000
                                             ----------      ----------
                                             $3,352,000      $  645,000
                                             ==========      ==========


                                                     YEAR ENDED
                                              12/31/99          12/31/98
                                            -----------       -----------
         Changes in net assets:
         Contributions                      $ 1,163,000       $ 1,605,000
         Net apreciation (depreciation)       1,717,000        (1,873,000)
         Benefits paid to participants         (269,000)          (31,000)
                                            -----------       -----------
                                            $ 2,611,000       $  (299,000)
                                            ===========       ===========


5.       TAX STATUS

         The Plan obtained its latest determination letter on April 22, 1997, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the plan's tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the plan's financial statements.



6.       RELATED PARTY TRANSACTIONS

         Certain Plan investments are shares of mutual funds and a guaranteed interest contract managed by Mass Mutual. Walter C. Wilson serves as the Company's Mass Mutual agent and has also served as a director of the Company since 1993. Approximately $13,000 in commissions were paid to Mass Mutual by the Plan during the year.

CHESAPEAKE ENERGY CORPORATION
SAVINGS AND INCENTIVE STOCK BONUS PLAN
NOTES TO FINANCIAL STATEMENTS, CONTINUED


7.       SUBSEQUENT EVENT

         Effective February 1, 2000 all assets previously held by Mass Mutual and Smith Barney were transferred to Fidelity Investments as was the record keeping function previously performed by an outside third party.

                             ADDITIONAL INFORMATION

CHESAPEAKE ENERGY CORPORATION
SAVINGS AND INCENTIVE STOCK BONUS PLAN
SCHEDULE I

Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes at December 31, 1999

                                                 Cost at      Market Value at
                                                 12/31/99        12/31/99
                                                ----------    ---------------
         Chesapeake Energy Common Stock         $2,642,902    $     3,351,878
                                                ----------    ---------------

                                                $2,642,902    $     3,351,878
                                                ==========    ===============

CHESAPEAKE ENERGY CORPORATION SAVINGS AND INCENTIVE STOCK BONUS PLAN
SCHEDULE II

Schedule H, Line 4j - Schedule of Reportable Transactions for the Year Ended December 31, 1999

                                                                                                               CURRENT
                                                                                                               VALUE OF
                                                                                                               ASSETS ON      NET
                                                     # OF          PURCHASE      SELLING        COST OF       TRANSACTION     GAIN
NAME OF PARTY       DESCRIPTION OF ASSET          SHARES/UNITS       PRICE         PRICE         ASSET           DATE        (LOSS)
-------------   ------------------------------    ------------    -----------   -----------    -----------    -----------   --------
Smith Barney    Chesapeake Energy Common Stock         739,020    $   999,010   $        --    $   999,010    $   999,010   $     --
                  Purchased

                                  EXHIBIT INDEX


EXHIBIT                  DESCRIPTION
-------                  -----------
23.1                     Consent of PriceWaterhouseCoopers L.L.P.